January 10, 2008

BY FACSIMILE AND U.S. MAIL
JoAnn M. Strasser
Thompson Hine LLP
312 Walnut Street 14th Floor
Cincinnati, Ohio 45202

      RE: Dunham Funds (the "Funds")
            File Numbers: 333-147999; 811-22153
                    Dunham Corporate/Government Bond Fund
                    Dunham High-Yield Bond Fund
                    Dunham Appreciation & Income Fund
                    Dunham Large Cap Value Fund
                    Dunham Real Estate Stock Fund
                    Dunham International Stock Fund
                    Dunham Small Cap Value Fund
                    Dunham Large Cap Growth Fund
                    Dunham Small Cap Growth Fund
                    Dunham Emerging Markets Stock Fund

Dear Ms. Strasser:

We have reviewed the registration statement for the Dunham Funds filed with the Securities and Exchange Commission on December 11, 2007 and have the following comments:

PROSPECTUS

1. **Predecessor Trust** *(All Funds)*. The Funds disclose that, "On February ___, 2008, the Trust completed a tax-free reorganization with the AdvisorOne Funds (the "Predecessor Trust")…" The information about the Predecessor Trust and the Funds' merger is presented as though the merger will be consummated prior to the effectiveness of the Funds' registration statement. There is also disclosure that indicates the Financial Highlights and the Financial Statements of the Predecessor Trust will be included in the Funds' registration statement. Please provide the staff with an analysis of the appropriateness of including such information in the Funds registration prior to the completion of the merger.

2. **Prior Performance Results for the Predecessor Trust** *(All Funds)*. Each Fund provides prior performance information based on the performance of a Predecessor Fund. Please modify the performance information to make it clear that the performance information relates to the Predecessor Funds and that it is not the performance of any of the Funds. In addition, please clarify the "commencement date" disclosure to indicate that such dates pertain to the Predecessor Funds. Finally, please provide a supplemental analysis of the prior performance information and the no action letter each Fund is relying as the basis for including the prior performance information.

The Funds – Investment Objective/Principal Strategies/Performance of the Fund

3. **Lowest Acceptable Rating (*All Funds*).** The Funds disclose that their investment policies are unconstrained by debt ratings. Please disclose the lowest acceptable rating in which each Fund may invest and the risks of investing in such securities.

4. **Investment in Foreign Government Issuers (*Corporate/Government Bond Fund*).** The Fund discloses that it may invest in foreign government and foreign corporate bonds. If the Fund will invest a significant portion of its assets in a single foreign governmental issuer, please modify the Fund's investment policies to identify the issuer(s). In addition, please amend the Fund's concentration policy to reflect this fact and add the appropriate risk disclosure. Please disclose also whether the fund's investments in foreign government and corporate bonds are included within the fund's 80% policy.

5. **Investment Technique Limitations** *(All Funds)*. For each Fund that may engage in Credit Default Swaps, synthetic security, basket arrangement (basket of warrants or options that produce the economic characteristics similar to a convertible security), short sales, currencies of emerging countries, interests in trusts, partnerships, joint ventures, or other special classes of shares that restrict ownership, please disclose the percentage of each Fund's assets that will be committed to these investment techniques and state whether such instruments are liquid.

6. **Defensive or Tactical Investments (*All Funds*).** For each Fund that may invest for defensive or "tactical purposes," please explain the term "tactical."

7. **Fund's Name and its Investment Policy (*High-Yield Bond Fund*).** The Fund discloses that under normal market conditions, it will invest at least 80% of its net assets in debt securities, preferred stocks, and convertible securities rated below investment grade. Please modify the Fund's investment policy to exclude preferred stocks from its 80% policy.

8. **Fund's Name and its Investment Policy (*Corporate/Government Bond Fund).*** Please recast the fund's 80% policy from "fixed-income instruments" to "bonds" to better reflect the fund's name. In addition, please recast the third paragraph of this fund's investment strategies into plain English.

9. **U.S. Government Agency Securities Issuers *(Corporate/Government Bond Fund).*** The Fund discloses that it considers "certificates issued by financial institutions or broker-dealers representing so-called 'stripped' U.S. government securities" and "securities issued by or on behalf of any state of the United States, a political subdivision agency or instrumentality of such state, or certain other qualifying issuers * * * the interest on which is exempt from federal income tax" as U.S. Government Agency Securities. Please remove these securities from inclusion in the definition of U.S. government agency securities.

10. **Principal Investment Strategies *(Large Cap Value Fund, Real Estate Stock Fund, International Stock Fund, and Large Cap Growth Fund).*** Please tie the Fund's investment strategies more explicitly to the Fund's objective of achieving total return from both capital appreciation and dividends.

11. **Real Estate Industry Issuers (*Real Estate Stock Fund).*** The Fund discloses that under normal market conditions, it invests at least 80% of its net assets in equity securities of companies principally engaged in the U.S. real estate industry.   Please disclose the Fund's standard for selecting issuers principally engaged in the U.S. real estate industry (e.g., asset and/or income test). In addition, please explain what securities are considered "equity securities" as the Fund apparently contemplates investing in mortgage and hybrid REITs.

12. **Outperforming a "Passive Strategy" (*Real Estate Stock Fund)*.** The Fund discloses that, "under general supervision of the Adviser, the Sub-Adviser, via an actively managed, concentrated portfolio generally consisting of approximately 35 to 50 securities, seeks to outperform a passive strategy using in-house knowledge and research of developing real estate market trends.   Please identify the nature of this "passive strategy."

13. **Name and Investment Policy (*International Stock Fund)*.** The Fund discloses that under normal market conditions, it will invest at least 80% of its net assets in securities of non-U.S. companies that may include companies located or operating in established or emerging countries. The Fund also discloses that the Sub-Adviser has the discretion to purchase other securities of publicly held U.S. and foreign corporations, such as preferred stocks or bonds, as well as U.S. government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes they meet the Fund's

investment objective. Please clarify the Fund's 80% policy to make it clear that investment in "securities" is limited to "stock" securities.

14. **Investment objective of Total Return from Capital Appreciation (*Small Cap Value Fund and Small Cap Growth Fund*).** Each Fund discloses that its investment objective is to maximize total return from capital appreciation. Please define total return and identify the investment strategies the Funds will implement to provide the income component of the total return investment objectives.

15. **"Definition of Emerging Markets" (Emerging Markets Stock Fund**). The Fund discloses that it seeks to achieve its investment objective by investing in international emerging market equity securities traded on foreign stock exchanges. Please define the Fund's policy for "emerging markets" issuers.

Principal Risks

16. **Risk Summary Chart …Level of risk Exposure for the Different Funds (*All Funds*).** A risk summary chart provides the principal risks for all the Funds. However, there is no way to distinguish the level of risk exposure for the different Funds based on their respective investment policies and practices. Please modify the disclosure accordingly.   In addition, please consider moving the risk disclosure so that it follows each Fund's strategy disclosure.

Fee Table

17. **Fee Table ---Estimating Operating Expenses *(All Funds)*.** The disclosure states that, "in the Example, expenses are based on Fund expenses as of the fiscal period ended [   ]. Management fees are based on arrangements approved by shareholders on [   ]. Please modify the Fee Table information to reflect the fee structure that will be in effect for each Fund.

18. **Fee Table – Management Fees (*All Funds*).** Please replace the range of expenses disclosed as "Management Fees" with expense information using the current fees as if they had been in effect during the previous fiscal year." Please disclose in a footnote a description of the benchmark and the performance measurement period, a brief description of the fund's performance relative to the benchmark during the financial reporting period and the impact to the advisory fee of that performance, and the range of the advisory fee in basis points as well as a brief description of the null zone where no adjustment to the base fee is made.

19. **Fee Table – Distribution Fees (*All Funds*).** Please revise the caption in the Annual Fund Operating Expenses section of the fee table to state "Distribution and Service (12b-1) Fees."

20. **Fee Table --- Short Sales Costs** *(All Funds).* Please add footnote disclosure to the Fee Table to indicate that short sales costs will be reflected in "Other Expenses."

21. **Fee Table – Footnotes (***All Funds***).** Please move all fee table footnotes so that they appear after the Example.

Management of the Fund

22. **Change in the Sub-advisor Fees without Shareholders Approval** *(All Funds)***.** The disclosure states that, "the Funds have an Order that permits the Adviser, subject to the approval of the Board of Trustees, to replace Sub-Advisers or amend sub-advisory agreements, including fees, without shareholder approval whenever the Adviser and the Trustees believe such action will benefit a Fund and its shareholders." Please make clear the circumstances and conditions when the Adviser will be permitted to make changes to the fee structures. In addition, please explain supplementally the basis for these Funds' reliance upon the exemptive order issued to the Funds' predecessor trust.

23. Portfolio Managers *(All Funds***).** Please modify the disclosure for each portfolio manger to provide a clear and concise discussion of his/her experiences for the last five years.

24. Fair Valuing of Small Cap and Junk Bond Securities *(All Funds).* Please add a brief description of the fair valuation procedures for the small cap and junk bond securities.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Limitations of the Funds

25. **Borrowing** *(All Funds).* Please explain supplementally the appropriateness of the Funds' fundamental policy permitting it to borrow for investment purposes up to 33-1/3% of the value of its total assets and <u>additionally</u>, to borrow another 5% of its total assets for temporary or emergency purposes.

26. **Diversification (***Real Estate Stock Fund***).** Please include the Fund's diversification policy, where appropriate. If the Fund will operate as a non-diversified fund, please disclose this fact as a principal risk in the Prospectus.

27. **Diversification (***Large Cap Growth Fund***).** The risk chart found in the prospectus states that the Large Cap Growth Fund faces the risks of being non-diversified, but

the fundamental diversification policy for the Funds excepts only the Real Estate
Stock Fund. Please reconcile these disclosures.

28. **Concentration (*Real Estate Stock Fund*)**. The disclosure states that the
concentration policy does not apply to the Real Estate Fund. Pursuant to Section
13 of the 1940 Act, please include a concentration policy for the Fund under its
fundamental investment limitations. In addition, please modify the Funds'
concentration policy to state that a fund will not invest 25% or more of the value of
its total assets in any one industry or group of industries.

Non-Fundamental Investment Limitations

29. **Restricted Securities.** The disclosure states that the Funds may invest in securities
which are "considered to be liquid." Please revise this disclosure to state that the
Funds may invest in securities which are considered to be liquid by the Board.

Portfolio Turnover Rates

30. **High Turnover Rates** *(All Funds).* The disclosure states that some Funds may
engage in a high level of trading in seeking to achieve their investment objectives.
For each Fund that intends to engage in a high level of portfolio turnover rate,
please add appropriate risk disclosure in the Prospectus.

GENERAL

31. We note that portions of the filing are incomplete. We may have additional
comments on such portions when you complete them in a pre-effective amendment,
on disclosures made in response to this letter, on information supplied
supplementally, or on exhibits added in any pre-effective amendments.

32. Please advise us if you have submitted or expect to submit an exemptive
application or no-action request in connection with your registration statement.

33. Response to this letter should be in the form of a pre-effective amendment filed
pursuant to Rule 472 of the Securities Act. Where no changes will be made in the
filing in response to a comment, please indicate this fact in a supplemental letter
and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

*　　　　*　　　　*　　　　*

If you have any questions about these comments, please call me at 202-551-6958.

Sincerely,

Patsy W. Mengiste
Senior Accountant